SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May 2013

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s Consolidated Financial Results (April 1, 2012 – March 31, 2013) filed with the Tokyo Stock Exchange on Thursday May 9, 2013.
2.	English press release entitled, “Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2013”
3.	English press release entitled, “Announcement Regarding Candidates for Director and Member Composition of the Three Committees of ORIX Corporation”
4.	English press release entitled, “Announcement Regarding Management Changes”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 9, 2013	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

Consolidated Financial Results

April 1, 2012 – March 31, 2013

May 9, 2013

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits implemented prior to October 1, 2001 in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 94.05 to $1.00, the approximate exchange rate prevailing at March 31, 2013.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsucho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: haruyasu_yamada@orix.co.jp

Material Contained in this Report

The Company’s financial information for the fiscal year from April 1, 2012 to March 31, 2013 filed with the Tokyo Stock Exchange and also made public by way of a press release.

Consolidated Financial Results from April 1, 2012 to March 31, 2013

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591) Osaka Securities Exchange New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights as of and for the Year Ended March 31, 2013

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2013	1,065,638	9.8%	150,598	21.0%	172,518	33.0%	111,909	34.0%
March 31, 2012	970,821	3.2%	124,467	73.8%	129,756	44.8%	83,509	26.5%

“Comprehensive Income (Loss) Attributable to ORIX Corporation Shareholders” was ¥171,791 million for the fiscal year ended March 31, 2013 (year-on-year change was a 105.4% increase) and ¥83,653 million for the fiscal year ended March 31, 2012 (year-on-year change was a 58.7% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share	Return on Equity	Return on Assets*3	Operating Margin
March 31, 2013	102.87	87.37	7.4%	2.1%	14.1%
March 31, 2012	77.68	65.03	6.2%	1.5%	12.8%

“Equity in Net Income of Affiliates” was a net gain of ¥14,037 million for the fiscal year ended March 31, 2013 and a net gain of ¥1,972 million for the fiscal year ended March 31, 2012.

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”
*Note 3:	“Return on Assets” is calculated based on “Income before Income Taxes and Discontinued Operations.”
*Note 4:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Per share data has been adjusted retrospectively to reflect the stock split for all periods presented.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
March 31, 2013	8,439,710	1,687,573	1,643,596	19.5%	1,345.63
March 31, 2012	8,332,830	1,420,471	1,380,736	16.6%	1,284.15

*Note 5:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”
“Shareholders’ Equity Per Share” is calculated based on “Total ORIX Corporation Shareholders’ Equity.” “Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”
*Note 6:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Per share data has been adjusted retrospectively to reflect the stock split for all periods presented.

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
March 31, 2013	391,304	105,657	(467,193)	826,296
March 31, 2012	332,994	41,757	(318,477)	786,892

2. Dividends for the Years Ended March 31, 2013 and 2012 (Unaudited)

	Dividends Per Share	Total Dividends Paid	Dividend Payout Ratio (Consolidated base)	Dividends on Equity (Consolidated base)
March 31, 2013	130.00	15,878	12.6%	1.0%
March 31, 2012	90.00	9,676	11.6%	0.7%

*Note 7:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013.
*Note 8:	Dividend amount for the fiscal year ending March 31, 2014 has not yet been determined.

3. Targets for the Year Ending March 31, 2014 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change	Basic Earnings Per Share
March 31, 2014	1,200,000	12.6%	135,000	20.6%	110.53

*Note 9:	“Operating Income” and “Income before Income Taxes and Discontinued Operations” are not disclosed as it is difficult to forecast “Discontinued operations, net of applicable tax effect.”

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( x ) No ( )

Addition - One company (ORIX Credit Corporation)	Exclusion - None ( )

(2) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

(3) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,248,714,760 as of March 31, 2013, and 1,102,544,220 as of March 31, 2012.

2. The number of treasury stock shares was 27,281,710 as of March 31, 2013, and 27,327,010 as of March 31, 2012.

3. The average number of outstanding shares was 1,087,882,853 for the fiscal year ended March 31, 2013, and 1,075,094,899 for the fiscal year ended March 31, 2012. On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of issued shares has been adjusted retrospectively to reflect the stock split for all periods presented. For further details, see “Per Share Data” on page 18.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Fiscal Year Ended March 31, 2013

		Fiscal Year ended March 31, 2012	Fiscal Year ended March 31, 2013	Change	Year on Year Change
Total Revenues	(millions of yen)	970,821	1,065,638	94,817	10%
Total Expenses	(millions of yen)	846,354	915,040	68,686	8%
Income Before Income Taxes and Discontinued Operations	(millions of yen)	129,756	172,518	42,762	33%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	83,509	111,909	28,400	34%
Earnings Per Share (Basic)	(yen)	77.68	102.87	25.19	32%
(Diluted)	(yen)	65.03	87.37	22.34	34%
ROE	(%)	6.2	7.4	1.2	—
ROA	(%)	0.99	1.33	0.34	—

Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
Note 2:	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets.
Note 3:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.
Note 4:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of issued shares has been adjusted retrospectively to reflect the stock split for all periods presented.

Economic Environment

Although the global economy continues to carry downside risks such as decelerating growth in emerging countries and lingering uncertainties in European sovereign debt issues, we believe the risk of another serious global financial crisis is receding, with signs of improvement in the U.S. economy.

The United States’ economy is in a state of moderate recovery backed by an increase in employment and positive recovery trend in consumer spending due to the rise in wages. The Dow Jones Industrial Average achieved record highs for consecutive days during the end of March in conjunction with the improvement in the residential housing market and various economic indicators.

The economic slowdown in Europe is weakening the pace of growth in some parts of Asia including China and India constraining them from leading growth in the global economy. However, some countries in Southeast Asia such as Indonesia continue to maintain high growth compared to advanced economies.

Japan has seen some developments that might lead to a bottoming out of its economy with the rapid pace of the weakening yen and rising stock prices, which came about largely due to the Abe administration assuming control at the end of the previous year. The subsequent announcement of an aggressive monetary easing by the Bank of Japan (“BOJ”) led by new BOJ leadership caused further depreciation of the yen and stock market recovery, resulting in the Nikkei Stock Average returning to its pre-financial crisis level and long-term interest rates reaching a record low. Particular attention is directed towards the ability of the new administration to execute its growth strategy.

Overview of Business Performance (April 1, 2012 to March 31, 2013)

Total revenues for the consolidated fiscal year ended March 31, 2013 (hereinafter “the fiscal year”) increased 10% to ¥1,065,638 million compared to ¥970,821 million during the previous fiscal year. Compared to the previous fiscal year, operating lease revenues increased due to increases in auto leasing and aircraft leasing overseas, life insurance premiums and related investment income increased due to an increase in the number of policies in force, and other operating revenues increased mainly due to an expansion in the real estate operating business and environment and energy business, as well as increased fee revenues. Meanwhile, real estate sales decreased compared to the previous fiscal year due to a drop in condominium units sold.

Total expenses increased 8% to ¥915,040 million compared to ¥846,354 million during the previous fiscal year. Costs of operating leases increased in line with an increase in investment in operating leases, other operating expenses increased mainly due to the expansion of the real estate operating business and environment and energy business, and selling, general and administrative expenses increased due to consolidation of ORIX Credit Corporation as well as other corporate acquisitions. Meanwhile, compared to the previous fiscal year, interest expense decreased due to decreases in the balance of liabilities and funding cost, and provision for doubtful receivables and probable loan losses decreased due to a decrease in the amount of non-performing loans.

Equity in net income of affiliates increased compared to the previous fiscal year due to the absence of a valuation loss for the investment in Monex Group Inc. that was recognized during the previous fiscal year.

As a result of the foregoing, income before income taxes and discontinued operations for the fiscal year increased 33% to ¥172,518 million compared to ¥129,756 million during the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 34% to ¥111,909 million compared to ¥83,509 million during the previous fiscal year.

Segment Information

Compared to the previous fiscal year ended March 31, 2012, segment profit increased for all segments during the fiscal year.

From April 1, 2012, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) is retrospectively applied to prior periods’ financial statements. Due to this change, reclassified figures are shown for the fiscal year ended March 31, 2012 (See page 17, “Segment Information”).

Segment information for the fiscal year is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing and the commission business for the sale of financial products.

Segment assets remained relatively flat year on year compared to the previous fiscal year at ¥892,738 million due to an increase in investment in direct financing leases offsetting a decrease in the balance of installment loans.

Installment loan revenues decreased in line with a decrease in the average balance of installment loans despite a steady trend in new business volume. Meanwhile, direct financing lease revenues remained robust, backed by solid new transaction volume and an increase in the average balance. As a result, segment revenues remained relatively flat compared to the previous fiscal year at ¥72,463 million.

Segment expenses decreased compared to the previous fiscal year, resulting from a decrease in provision for doubtful receivables and probable loan losses.

As a result of the foregoing, segment profits increased 15% to ¥24,754 million compared to ¥21,532 million during the previous fiscal year.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing and the rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

The production of Japanese companies improved during the fiscal year and continues to make a moderate recovery. Segment revenues remained stable due to ORIX’s ability to provide customers with high value-added services that meet corporate customers’ cost reduction needs.

Segment revenues increased 3% to ¥238,316 million compared to ¥231,951 million during the previous fiscal year due to solid revenues from operating leases. Meanwhile, segment expenses increased as a result of an increase in costs of operating leases in line with increased investment in operating leases, despite a decrease in selling, general and administrative expenses compared to the previous fiscal year.

As a result of the foregoing, segment profits increased 4% to ¥36,091 million compared to ¥34,710 million during the previous fiscal year.

Segment assets increased 11% compared to March 31, 2012, to ¥599,075 million due to an increase in investment in operating leases.

Real Estate Segment

This segment consists of real estate development, rental and financing; facility operation; REIT asset management; and real estate investment advisory services.

The office building market in Japan is showing signs of recovery. The vacancy ratio is falling below its peak and rent levels appear to be bottoming out. The real estate market is once again attracting attention, and in March 2013, J-REITs set a new market cap record, exceeding their peak level before the financial crisis. The number of condominiums delivered decreased to 1,416 units from 2,180 units during the previous fiscal year.

Segment revenues decreased 3% to ¥215,212 million compared to ¥222,631 million during the previous fiscal year due to increases in revenues from the facility operating business and gains on sales of real estate under operating leases, not fully offsetting a decrease in real estate sales revenues, which resulted from a drop in the delivery of condominium units.

Segment expenses decreased compared to the previous fiscal year due to a significant decrease in costs of real estate sales and interest expense, despite increases in operating business expenses and write-downs of securities.

As a result of the foregoing, segment profits increased 314% to ¥5,582 million compared to ¥1,349 million during the previous fiscal year.

Segment assets decreased 19% compared to March 31, 2012, to ¥1,111,810 million due to sales of real estate under operating leases, as well as decreases in installment loans and investment in securities.

Investment and Operation Segment

This segment consists of environment and energy-related business, loan servicing, and principal investment.

In terms of the environment business in Japan, following the introduction of a renewable energy feed-in tariff program, an increasing number of companies from various industries have been entering into the power generation business through various ventures such as the mega solar projects. Also, there have been signs of improvement in the investment market, with the number of IPOs beginning to increase after years of decline since 2006, and with initial IPO prices of many companies exceeding the offer prices.

Segment revenues increased 66% to ¥121,933 million compared to ¥73,293 million during the previous fiscal year due to the recognition of gains on sales of Aozora Bank shares, an increase in revenues from large collections in the servicing business, and recognition of revenues from Kawachiya Corporation and KINREI CORPORATION that were acquired during the three-month periods ended March 31, 2012 and June 30, 2012, respectively.

Similarly, segment expenses increased compared to the previous fiscal year due to increases in costs relating to the aforementioned consolidated subsidiaries.

As a result of the foregoing, segment profits increased 119% to ¥34,937 million compared to ¥15,983 million during the previous fiscal year.

Segment assets decreased 12% compared to March 31, 2012 to ¥416,569 million due to decreases in investment in securities and installment loans.

Retail Segment

This segment consists of the life insurance operations, the banking business and the card loan business.

Segment revenues increased 18% to ¥188,695 million compared to ¥160,071 million during the previous fiscal year due to an increase in installment loan revenues as a result of consolidation of ORIX Credit Corporation, and steady growth in life insurance premiums as a result of an increase in the number of policies in force.

Segment expenses increased due to an increase in selling, general and administrative expenses as a result of consolidation of ORIX Credit Corporation, as well as an increase in insurance related expenses.

Segment profits increased 123% to ¥43,209 million compared to ¥19,352 million during the previous fiscal year due to gains associated with the consolidation of ORIX Credit Corporation which was formerly an equity-method affiliate, and the absence of a write-down that was recognized for investment in equity-method affiliate Monex Group, Inc. during the previous fiscal year.

Segment assets increased 13% compared to March 31, 2012 to ¥1,970,972 million mainly due to an increase in installment loans as a result of consolidation of ORIX Credit Corporation.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe.

The United States’ economy is slowly improving as consumer spending and the residential property market make a gradual recovery. Meanwhile, although there is a hint of an economic slowdown in China and India, countries in Southeast Asia such as Indonesia continue to maintain relatively high growth.

Segment revenues increased 8% to ¥202,516 million compared to ¥187,240 million in the previous fiscal year as a result of strong growth in direct financing leases in Asia, automobile and aircraft operating leases, as well as an increase in fee revenues in the United States compared to the previous fiscal year, despite a decrease in gains on sales of investment securities in the United States.

Segment expenses increased compared to the previous fiscal year due to an increase in selling, general and administrative expenses, despite decreases in write-downs of securities and provision for doubtful receivables and probable loan losses.

As a result of the foregoing, segment profits increased 6% to ¥52,756 million compared to ¥49,768 million during the previous fiscal year.

Segment assets increased 23% compared to March 31, 2012 to ¥1,211,500 million due to increases in investment in operating leases including aircraft and investment in direct financing leases in Asia, in addition to the effect of yen depreciation.

Outlook and Forecast for the Fiscal Year Ending March 31, 2014

Based on the operating environment described above and management policies described further below, ORIX Corporation targets total revenues of ¥1,200,000 million (up 12.6% year on year) and net income attributable to ORIX Corporation shareholders of ¥135,000 million (up 20.6% year on year) for the fiscal year ending March 31, 2014.

The Corporate Financial Services segment aims to further expand its customer base and increase small-sized quality assets by strengthening cooperation with the Group companies. At the same time, the segment aims to accelerate the “Finance + Services” strategy through the expansion of fee revenues by providing products and services that meet the customers’ energy and environment related demands.

The Maintenance Leasing segment aims to increase new business volume and expand high value-added services in the auto business, and capture demands in growth areas in the rental business. In addition, the segment will continue to promote streamlining of operations and enhance cost control, and expect continued stable profits.

The Real Estate segment aims to enhance its stable profit base by expanding fee business through the promotion of its real estate operating business and asset management business while continuing to turnover assets and reduce its asset balance.

The Investment and Operation segment aims to grow profits through the expansion of its environment and energy business, promotion of principal investments both in Japan and overseas, and pursuit of revenue opportunities by capitalizing on servicer expertise.

The Retail segment aims to grow profits by increasing card loan balances via the consolidated management of ORIX Bank and ORIX Credit, enhancing the agency network in the life insurance business, and increasing sales of first sector products, in addition to the third sector products in the life insurance business.

The Overseas Business segment aims to grow profits through enhancement of its fee business in the United States, expansion of its leasing asset balance in Asia, and promotion of aircraft investment.

In addition, ORIX expects profit contribution from the acquisition of an asset management company Robeco Groep N.V. The Company aims to raise the level of service related revenues of the Group and expand its global business platform.

Although forward-looking statements in this document such as forecasts are attributable to current information available to ORIX Corporation and are based on assumptions deemed rational by ORIX Corporation, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures and predictions.

Various factors that could cause these figures and predictions to differ materially include, but are not limited to, those described under “Risk Factors” in the March 31, 2012 Form 20-F submitted to the U.S. Securities and Exchange Commission.

(2) Analysis of Consolidated Financial Condition

Assets, Liabilities, Shareholders’ Equity and Cash Flow Information

		As of March 31, 2012	As of March 31, 2013	Change	Year on Year Change
Total Assets	(millions of yen)	8,332,830	8,439,710	106,880	1%
(Segment Assets)		6,002,139	6,202,664	200,525	3%
Total Liabilities	(millions of yen)	6,874,726	6,710,516	(164,210)	(2%)
(Long- and Short-term Debt)		4,725,453	4,482,260	(243,193)	(5%)
(Deposits)		1,103,514	1,078,587	(24,927)	(2%)
Shareholders’ Equity	(millions of yen)	1,380,736	1,643,596	262,860	19%
Shareholders’ Equity Per Share	(yen)	1,284.15	1,345.63	61.48	5%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.
Note 2:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.
Note 3:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of issued shares has been adjusted retrospectively to reflect the stock split for all periods presented.

Total assets increased 1% to ¥8,439,710 million from ¥8,332,830 million on March 31, 2012. Investment in direct financing leases increased due to robust new transactions in the Asian region, and investment in operating leases increased primarily due to strong auto leasing and aircraft leasing overseas. On the other hand, installment loans decreased due to collection of loans, while investment in securities also decreased primarily due to sales and redemption of available-for-sale securities. Segment assets increased 3% compared to March 31, 2012 to ¥6,202,664 million.

The balance of interest bearing liabilities is controlled at an appropriate level depending on the situation of assets, cash flow and liquidity on-hand in addition to the domestic and overseas financial environment. As a result, long-term and short-term debt and deposits decreased compared to March 31, 2012.

Shareholders’ equity increased 19% compared to March 31, 2012 to ¥1,643,596 million due to increases in common stock and additional paid-in capital as a result of execution of rights on convertible bonds, as well as an increase in retained earnings.

Summary of Cash Flows

Cash and cash equivalents increased by ¥39,404 million to ¥826,296 million compared to March 31, 2012.

Cash flows from operating activities provided ¥391,304 million during the fiscal year, up from ¥332,994 million during the previous fiscal year resulting primarily from an increase in net income compared to the previous fiscal year, a decrease in inventories, in addition to the non-cash revenue and expense items such as depreciation and amortization, provision for doubtful receivables and probable loan losses, equity in net income of affiliates (excluding interest on loans), write-downs of long-lived assets and write-downs of securities.

Cash flows from investing activities provided ¥105,657 million during the fiscal year, up from ¥41,757 million during the previous fiscal year due to an increase in principal collected on installment loans.

Cash flows from financing activities used ¥467,193 million during the fiscal year, up from ¥318,477 million during the previous fiscal year due to a decrease in proceeds from debt with maturities longer than three months.

Trend in Cash Flow-Related Performance Indicators

	March 31, 2012	March 31, 2013
Shareholders’ Equity Ratio	16.6%	19.5%
Shareholders’ Equity Ratio based on Market Value	10.2%	17.2%
Interest-bearing Debt to Cash Flow Ratio	17.5	14.2
Interest Coverage Ratio	3.0 times	3.9 times

Shareholders’ Equity Ratio: ORIX Corporation Shareholders’ Equity/Total Assets

Shareholders’ Equity Ratio based on Market Value: Total Market Value of Listed Shares/Total Assets

Interest-bearing Debt to Cash Flow Ratio: Interest bearing Debt/Cash Flow

Interest Coverage Ratio: Cash Flow/Interest Payments

Note 4:	All figures have been calculated on a consolidated basis.
Note 5:	Total market value of listed shares has been calculated based on the number of outstanding shares excluding treasury stock.
Note 6:	Cash flow refers to cash flows from operating activities.
Note 7:	Interest-bearing debt refers to short- and long-term debt and deposits listed on the consolidated balance sheets.

(3) Profit Distribution Policy and Dividends for the Fiscal Year Ended March 31, 2013

ORIX aims to increase shareholder value by utilizing the profits earned from its business activities that were secured primarily as retained earnings, for strengthening its business foundation and investments for growth. At the same time, ORIX will make steady and sustainable distribution of dividends that reflect its business performance.

Regarding share buybacks, ORIX will take into account the adequate level of retained earnings and act flexibly and accordingly by considering the factors such as changes in the economic environment, trend in stock prices, and financial situation.

ORIX believes it has been able to achieve a level of profitability and stability that will allow it to raise dividends to the pre-financial crisis level. Accordingly, the annual dividend will be 130 yen per share, up from 90 yen in the previous fiscal year.

Dividend distribution is scheduled once a year as a year-end dividend.

(4) Risk Factors

With the announcement of our results for the fiscal year ended March 31, 2013, we believe no additional items have arisen concerning “Risk Factors” found in our latest Form 20-F submitted to the U.S. Securities and Exchange Commission on June 27, 2012.

2. Management Policies

(1) Management’s Basic Policy

The ORIX Group’s corporate philosophy and management policy are shown below.

Corporate Philosophy

The ORIX Group is constantly anticipating market needs and working to contribute to society by developing leading financial services on a global scale and striving to offer innovative products that create new value for customers.

Management Policy

•	The ORIX Group strives to meet the diverse needs of its customers and to deepen trust by constantly developing superior services.

•	The ORIX Group aims to strengthen its base of operations and achieve sustained growth by integrating the ORIX Group’s resources to promote synergies amongst different units.

•

The ORIX Group makes efforts to maintain a corporate culture that encourages a sense of fulfillment and pride by developing personnel resources through corporate programs and promoting professional development.

•	The ORIX Group aims to attain stable medium- and long-term growth in shareholder value by implementing these initiatives.

(2) Target Performance Indicators

In its pursuit of sustained growth, the ORIX Group will use the following performance indicators: Net income attributable to ORIX Corporation shareholders to indicate profitability, ROE to indicate capital efficiency and ROA to indicate asset efficiency. ORIX aims to achieve its medium-term goal of 10% ROE by striving to increase asset efficiency through quality asset expansion to capture business opportunities along with increased capital efficiency by strengthening profit-earning opportunities such as fee-based and other businesses.

Three-year trends in performance indicators are as follows.

		March 31, 2011	March 31, 2012	March 31, 2013
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	66,021	83,509	111,909
ROE	(%)	5.1	6.2	7.4
ROA	(%)	0.81	0.99	1.33

Note 1:

Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26

(“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

(3) Medium- and Long-Term Corporate Management Strategies

The ORIX Group believes that it is vital to respond to changes in the market environment with agility and flexibility. The ORIX Group consists of six business segments (Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail and Overseas Business) that represent a wide range of businesses, and Group-wide risk is controlled through a diversified business portfolio. While domestic and international financial institutions were forced to record large losses due to the financial crisis, ORIX was able to secure profits through the complimentary nature of its diversified portfolio.

Also, from a funding standpoint, ORIX continues to maintain a stable financial base characterized by high percentage of long-term debt from various funding sources that include borrowings from financial institutions, issuance of bonds in various markets, and ORIX Bank’s deposits.

Going forward, ORIX will continue its pursuit of the mid-term management strategies of increasing the pace of “Finance + Services” and “Embracing growth in emerging markets including Asia” while focusing on expanding operations through business portfolio diversification. Additionally, ORIX aims for “Growth and Innovation of Current Businesses” by restructuring the current business platform and capturing new business opportunities in response to the changing environment.

•

Increase the pace of “Finance + Services”: After the occurrence of structural changes in the finance business environment caused by the financial crisis, providing additional high value-added services has been deemed essential for pursuing increased profitability in the finance business. The ORIX Group is already providing “Finance + Services” through its maintenance leasing service and loan servicing operations. Going forward, ORIX will capitalize on its accumulated Group client base, know-how and expertise to develop new business areas and provide more advanced services.

•

“Embracing growth in emerging markets including Asia”: As significant economic growth is observed in emerging markets, business expansion in Asia, especially China, is vital for company growth. ORIX Group will embrace growth in these countries by expanding operations capitalizing on local subsidiaries and partner networks it has established in emerging markets including Asia in addition to leveraging its successful investment track record.

•

“Growth and Innovation of Current Businesses”: The domestic and overseas environment surrounding the ORIX Group is changing dramatically. In order to achieve further growth, ORIX must change the business models. ORIX will provide products and services valued by customers and society through Group-wide collaboration that transcends the division level, and restructuring its business platform to capture new business opportunities.

Overviews and strategies for the six segments are as follows.

Segment	Business Overview	Business Strategies
Corporate Financial Services Segment	Lending, leasing, commission business for the sale of financial products	• Expand the client base through strengthened cooperation with group companies • Accumulate small-sized quality assets • Capture environment and energy related demands

Maintenance Leasing Segment	Automobile leasing and rentals, car sharing, and precision measuring equipment and IT-related equipment rentals and leasing	• Continue Group-wide sales activities • Expand high value-added services and allocate resources to growth areas • Improve profitability by streamlining operations and controlling costs

Real Estate Segment	Real estate development, rentals and financing, facility operation, REIT asset management, real estate investment advisory services

•        Expand fee business capitalizing on the real estate value chain and expertise

•        Enhance the stable revenue base by strengthening the profitability of rental assets and promoting the operating business

•        Enhance the asset management business to expand fee business and promote joint investment with outside investors

Investment and Operation Segment	Environment and energy business, loan servicing (asset recovery), and principal investment

•        Invest in the energy and environmental field, and promote business operation

•        Pursue profit opportunities capitalizing on servicer expertise and strengthen the corporate rehabilitation business

•        Expand principal investment both domestically and overseas

Retail Segment	Life insurance, banking, and card loan business

•        Life Insurance: Develop distinctive new products and enhance the agency network

•        Banking: Create a balanced portfolio

•        ORIX Credit: Expand business with current high-tier clients and pursue new guarantees

Overseas Business Segment	Leasing, lending, investment in bonds, investment banking and ship- and aircraft-related operations

•        U.S.: Continue to strengthen “Finance + Services” based on a high level of expertise

•        Expansion of leasing business and new investment centered on Asia

•        Accumulate quality assets in the ship- and aircraft-related business

(4) Corporate Challenges to be Addressed

It is vital for ORIX Group to continue to maintain and develop a business structure that flexibly and swiftly adapts to a changing operating environment. ORIX will take the following three steps in order to execute the aforementioned business strategies.

1.	Further advancement of risk management

2.	Pursue transactions that are both socially responsible and economically viable

3.	Create a fulfilling workplace

1.	Further advancement of risk management: Implement thorough and transparent monitoring and control of risks, capturing characteristics of each business and the changing operating environment, while promoting mid-term management strategies. ORIX will also continue to maintain financial stability.

2.	Pursue transactions that are both socially responsible and economically viable: Pursue transactions that are socially responsible from a compliance and environmental standpoint while providing products and services that are valued by clients and improve ORIX Group profitability.

3.	Create a fulfilling workplace: Focus on ORIX’s strengths as a global organization to create a fulfilling work environment for all employees regardless of nationality, age, gender, background or type of employment.

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2012 and 2013)

(Unaudited)

(millions of yen, millions of US$)

Assets	March 31, 2012	March 31, 2013	U.S. dollars March 31, 2013
Cash and Cash Equivalents	786,892	826,296	8,786
Restricted Cash	123,295	106,919	1,137
Time Deposits	24,070	8,356	89
Investment in Direct Financing Leases	900,886	989,380	10,520
Installment Loans	2,769,898	2,691,171	28,614

(The amount of ¥19,397 million of installment loans as of March 31, 2012 and ¥16,026 million ($170 million) of installment loans as of March 31, 2013 are measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(136,588)	(104,264)	(1,109)
Investment in Operating Leases	1,309,998	1,395,533	14,838
Investment in Securities	1,147,390	1,093,668	11,629

(The amount of ¥5,800 million ($62 million) of investment in securities as of March 31, 2013 is measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)

Other Operating Assets	206,109	233,258	2,480
Investment in Affiliates	331,717	326,732	3,474
Other Receivables	188,108	196,626	2,091
Inventories	79,654	41,489	441
Prepaid Expenses	39,547	50,323	535
Office Facilities	123,338	108,757	1,156
Other Assets	438,516	475,466	5,055

Total Assets	8,332,830	8,439,710	89,736

Liabilities and Equity

Short-Term Debt	457,973	420,726	4,473
Deposits	1,103,514	1,078,587	11,468
Trade Notes, Accounts Payable and Other Liabilities	290,466	312,922	3,327
Accrued Expenses	110,057	121,281	1,289
Policy Liabilities	405,017	426,007	4,530
Current and Deferred Income Taxes	98,127	143,057	1,521
Security Deposits	142,092	146,402	1,557
Long-Term Debt	4,267,480	4,061,534	43,185

Total Liabilities	6,874,726	6,710,516	71,350

Redeemable Noncontrolling Interests	37,633	41,621	443

Commitments and Contingent Liabilities

Common Stock	144,026	194,039	2,063
Additional Paid-in Capital	179,223	229,600	2,441
Retained Earnings	1,202,450	1,305,044	13,876
Accumulated Other Comprehensive Income (Loss)	(96,056)	(36,263)	(386)
Treasury Stock, at Cost	(48,907)	(48,824)	(519)

Total ORIX Corporation Shareholders’ Equity	1,380,736	1,643,596	17,475

Noncontrolling Interests	39,735	43,977	468

Total Equity	1,420,471	1,687,573	17,943

Total Liabilities and Equity	8,332,830	8,439,710	89,736

	March 31, 2012	March 31, 2013	U.S. dollars March 31, 2013
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	16,145	28,974	308
Defined benefit pension plans	(14,343)	(9,587)	(102)
Foreign currency translation adjustments	(95,692)	(53,759)	(572)
Net unrealized gains (losses) on derivative instruments	(2,166)	(1,891)	(20)

	(96,056)	(36,263)	(386)

Note 1:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

(2) Condensed Consolidated Statements of Income

(For the Years Ended March 31, 2012 and 2013)

(Unaudited)

(millions of yen, millions of US$)

	Year ended March 31, 2012	Period -over- period (%)	Year ended March 31, 2013	Period -over- period (%)	U.S. dollars Year ended March 31, 2013
Total Revenues:	970,821	103	1,065,638	110	11,331

Direct financing leases	50,934	99	54,356	107	578
Operating leases	287,202	106	300,665	105	3,197
Interest on loans and investment securities	147,888	87	155,963	105	1,658
Brokerage commissions and net gains on investment securities	29,337	150	34,814	119	370
Life insurance premiums and related investment income	128,211	108	138,726	108	1,475
Real estate sales	61,029	111	38,804	64	413
Gains on sales of real estate under operating leases	2,215	43	5,800	262	62
Other operating revenues	264,005	105	336,510	127	3,578

Total Expenses:	846,354	97	915,040	108	9,729

Interest expense	110,334	90	101,275	92	1,077
Costs of operating leases	184,156	102	197,484	107	2,100
Life insurance costs	93,421	105	98,599	106	1,049
Costs of real estate sales	59,534	101	39,430	66	419
Other operating expenses	152,827	104	200,146	131	2,128
Selling, general and administrative expenses	195,477	97	225,647	115	2,399
Provision for doubtful receivables and probable loan losses	19,186	62	10,016	52	106
Write-downs of long-lived assets	15,167	87	19,117	126	203
Write-downs of securities	16,470	76	22,838	139	243
Foreign currency transaction loss (gain), net	(218)	136	488	—	5

Operating Income	124,467	174	150,598	121	1,602

Equity in Net Income of Affiliates	1,972	12	14,037	712	149
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	3,317	277	7,883	238	84

Income before Income Taxes and Discontinued Operations	129,756	145	172,518	133	1,835

Provision for Income Taxes	45,475	184	53,656	118	571

Income from Continuing Operations	84,281	130	118,862	141	1,264

Discontinued Operations:
Income from discontinued operations, net	(466)		(125)		(1)
Provision for income taxes	2,086		321		3

Discontinued operations, net of applicable tax effect	1,620	25	196	12	2

Net Income	85,901	120	119,058	139	1,266

Net Income (Loss) Attributable to the Noncontrolling Interests	(332)	—	3,164	—	34

Net Income Attributable to the Redeemable Noncontrolling Interests	2,724	92	3,985	146	42

Net Income Attributable to ORIX Corporation Shareholders	83,509	126	111,909	134	1,190

Note 1:	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.
Note 2:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Years Ended March 31, 2012 and 2013)

(Unaudited)

(millions of yen, millions of US$)

	Year ended March 31, 2012	Year ended March 31, 2013	U.S. dollars Year ended March 31, 2013
Net Income:	85,901	119,058	1,266

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	5,121	13,330	142
Net change of defined benefit pension plans	(3,247)	4,759	51
Net change of foreign currency translation adjustments	(1,392)	50,979	542
Net change of unrealized gains (losses) on derivative instruments	(1,170)	268	3
Total other comprehensive income (loss)	(688)	69,336	738

Comprehensive Income	85,213	188,394	2,004

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(849)	7,394	79

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	2,409	9,209	98

Comprehensive Income Attributable to ORIX Corporation Shareholders	83,653	171,791	1,827

(4) Condensed Consolidated Statements of Changes in Equity

(For the Years Ended March 31, 2012 and 2013)

(Unaudited)

	(millions of yen)

	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2011	143,995	179,137	1,141,559	(96,180)	(49,170)	1,319,341	21,687	1,341,028

Cumulative effect of change in accounting principle			(12,759)			(12,759)	0	(12,759)
Contribution to subsidiaries						0	21,503	21,503
Transaction with noncontrolling interests		52		(20)		32	(502)	(470)
Comprehensive income (loss), net of tax:
Net income			83,509			83,509	(332)	83,177
Other comprehensive income (loss)
Net change of unrealized gains on investment in securities				4,642		4,642	479	5,121
Net change of defined benefit pension plans				(3,245)		(3,245)	(2)	(3,247)
Net change of foreign currency translation adjustments				(98)		(98)	(979)	(1,077)
Net change of unrealized gains (losses) on derivative instruments				(1,155)		(1,155)	(15)	(1,170)

Total other comprehensive income (loss)						144	(517)	(373)

Total comprehensive income (loss)						83,653	(849)	82,804

Cash dividends			(8,599)			(8,599)	(2,104)	(10,703)
Conversion of convertible bond	3	3				6	0	6

Exercise of stock options	28	27				55	0	55
Acquisition of treasury stock					(1)	(1)	0	(1)
Other, net		4	(1,260)		264	(992)	0	(992)

Balance at March 31, 2012	144,026	179,223	1,202,450	(96,056)	(48,907)	1,380,736	39,735	1,420,471

Contribution to subsidiaries						0	2,229	2,229
Transaction with noncontrolling interests		98		(89)		9	(143)	(134)
Comprehensive income (loss), net of tax:
Net income			111,909			111,909	3,164	115,073
Other comprehensive income (loss)
Net change of unrealized gains on investment in securities				12,829		12,829	501	13,330
Net change of defined benefit pension plans				4,758		4,758	1	4,759
Net change of foreign currency translation adjustments				42,020		42,020	3,735	45,755
Net change of unrealized gains (losses) on derivative instruments				275		275	(7)	268

Total other comprehensive income (loss)						59,882	4,230	64,112

Total comprehensive income (loss)						171,791	7,394	179,185

Cash dividends			(9,676)			(9,676)	(5,238)	(14,914)
Conversion of convertible bond	49,840	49,933				99,773	0	99,773
Exercise of stock options	173	172				345	0	345
Acquisition of treasury stock					(3)	(3)	0	(3)
Other, net		174	361		86	621	0	621

Balance at March 31, 2013	194,039	229,600	1,305,044	(36,263)	(48,824)	1,643,596	43,977	1,687,573

Note 1:	Changes in the redeemable noncontrolling interests are not included in the table.
Note 2:	Cumulative effect of change in accounting principle represents the cumulative effect of the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC944 (“Financial Services—Insurance”)).

(4) Condensed Consolidated Statements of Changes in Equity

(For the Years Ended March 31, 2012 and 2013)

(Unaudited)

	(millions of US$)

	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2012	1,531	1,906	12,785	(1,021)	(520)	14,681	422	15,103

Contribution to subsidiaries						0	24	24
Transaction with noncontrolling interests		1		(1)		0	(2)	(2)
Comprehensive income (loss), net of tax:
Net income			1,190			1,190	34	1,224
Other comprehensive income (loss)
Net change of unrealized gains on investment in securities				137		137	5	142
Net change of defined benefit pension plans				51		51	0	51
Net change of foreign currency translation adjustments				445		445	41	486
Net change of unrealized gains (losses) on derivative instruments				3		3	(0)	3

Total other comprehensive income (loss)						636	46	682

Total comprehensive income (loss)						1,826	80	1,906

Cash dividends			(103)			(103)	(56)	(159)
Conversion of convertible bond	530	531				1,061	0	1,061
Exercise of stock options	2	2				4	0	4
Acquisition of treasury stock					(0)	(0)	0	(0)
Other, net		1	4		1	6	0	6

Balance at March 31, 2013	2,063	2,441	13,876	(386)	(519)	17,475	468	17,943

*	Changes in the redeemable noncontrolling interests are not included in the table.

(5) Condensed Consolidated Statements of Cash Flows

(For the Years Ended March 31, 2012 and 2013)

(Unaudited)

(millions of yen, millions of US$)

	Year ended March 31, 2012	Year ended March 31, 2013	U.S. dollars Year ended March 31, 2013
Cash Flows from Operating Activities:
Net income	85,901	119,058	1,266
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	165,193	178,840	1,902
Provision for doubtful receivables and probable loan losses	19,186	10,016	106
Increase in policy liabilities	6,421	20,990	223
Equity in net income of affiliates (excluding interest on loans)	(889)	(12,874)	(137)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(3,317)	(7,883)	(84)
Gains on sales of available-for-sale securities	(8,918)	(17,252)	(183)
Gains on sales of real estate under operating leases	(2,215)	(5,800)	(62)
Gains on sales of operating lease assets other than real estate	(14,721)	(14,032)	(149)
Write-downs of long-lived assets	15,167	19,117	203
Write-downs of securities	16,470	22,838	243
Decrease (Increase) in restricted cash	(5,188)	33,852	360
Decrease (Increase) in trading securities	55,173	(16,264)	(173)
Decrease in inventories	26,830	37,918	403
Decrease (Increase) in other receivables	(7,893)	20,782	221
Increase (Decrease) in trade notes, accounts payable and other liabilities	22,760	(8,715)	(93)
Other, net	(36,966)	10,713	115

Net cash provided by operating activities	332,994	391,304	4,161

Cash Flows from Investing Activities:
Purchases of lease equipment	(603,060)	(736,373)	(7,830)
Principal payments received under direct financing leases	348,549	381,080	4,052
Installment loans made to customers	(741,570)	(918,777)	(9,769)
Principal collected on installment loans	918,565	1,193,884	12,694
Proceeds from sales of operating lease assets	174,139	173,890	1,849
Investment in affiliates, net	17,808	(19,206)	(204)
Proceeds from sales of investment in affiliates	2,864	3,280	35
Purchases of available-for-sale securities	(654,873)	(684,870)	(7,282)
Proceeds from sales of available-for-sale securities	279,367	417,534	4,439
Proceeds from redemption of available-for-sale securities	361,881	373,729	3,974
Purchases of held-to-maturity securities	(182)	(46,567)	(495)
Purchases of other securities	(44,654)	(26,855)	(286)
Proceeds from sales of other securities	24,832	40,568	431
Purchases of other operating assets	(17,282)	(15,152)	(161)
Acquisitions of subsidiaries, net of cash acquired	(9,252)	(43,223)	(460)
Sales of subsidiaries, net of cash disposed	7,554	(171)	(2)
Other, net	(22,929)	12,886	138

Net cash provided by investing activities	41,757	105,657	1,123

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(59,769)	(20,507)	(218)
Proceeds from debt with maturities longer than three months	1,488,111	1,365,827	14,522
Repayment of debt with maturities longer than three months	(1,782,081)	(1,790,616)	(19,039)
Net increase in deposits due to customers	40,288	6,623	70
Cash dividends paid to ORIX Corporation shareholders	(8,599)	(9,676)	(103)
Contribution from noncontrolling interests	20,258	1,133	12
Cash dividends paid to redeemable noncontrolling interests	(1,079)	(5,763)	(61)
Net decrease in call money	(10,000)	0	0
Other, net	(5,606)	(14,214)	(150)

Net cash used in financing activities	(318,477)	(467,193)	(4,967)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,509)	9,636	102

Net increase in Cash and Cash Equivalents	54,765	39,404	419
Cash and Cash Equivalents at Beginning of Year	732,127	786,892	8,367

Cash and Cash Equivalents at End of Year	786,892	826,296	8,786

(6) Assumptions for Going Concern

There is no corresponding item.

(7) Segment Information (Unaudited)

1. Segment Information by Sector

(millions of yen, millions of US$)

	Year ended March 31, 2012		Year ended March 31, 2013		U.S. dollars Year ended March 31, 2013		March 31, 2012	March 31, 2013	U.S. dollars March 31, 2013
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets	Segment Assets
Corporate Financial Services	72,449	21,532	72,463	24,754	770	263	898,776	892,738	9,492
Maintenance Leasing	231,951	34,710	238,316	36,091	2,534	384	537,782	599,075	6,370
Real Estate	222,631	1,349	215,212	5,582	2,288	59	1,369,220	1,111,810	11,821
Investment and Operation	73,293	15,983	121,933	34,937	1,297	372	471,145	416,569	4,429
Retail	160,071	19,352	188,695	43,209	2,007	459	1,738,454	1,970,972	20,957
Overseas Business	187,240	49,768	202,516	52,756	2,153	561	986,762	1,211,500	12,882

Segment Total	947,635	142,694	1,039,135	197,329	11,049	2,098	6,002,139	6,202,664	65,951

Difference between Segment Total and Consolidated Amounts	23,186	(12,938)	26,503	(24,811)	282	(263)	2,330,691	2,237,046	23,785

Consolidated Amounts	970,821	129,756	1,065,638	172,518	11,331	1,835	8,332,830	8,439,710	89,736

Note 1:	The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.
Note 2:	For certain VIEs used for securitization which are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.
Note 3:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

2. Geographic Information

(millions of yen, millions of US$)

	Year Ended March 31, 2012
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	768,955	130,717	95,360	(24,211)	970,821
Income before Income Taxes	74,966	26,894	27,430	466	129,756

	Year Ended March 31, 2013
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	843,625	130,561	102,277	(10,825)	1,065,638
Income before Income Taxes	116,235	27,458	28,700	125	172,518

	U.S. dollars Year Ended March 31, 2013
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	8,970	1,388	1,088	(115)	11,331
Income before Income Taxes	1,236	292	306	1	1,835

Note 1:	Results of discontinued operations before applicable tax effect are included in each amount attributed to each geographic area.
*Note 2:	Mainly United States
*Note 3:	Mainly Asia, Europe, Oceania and Middle East

(8) Per Share Data

(For the Years Ended March 31, 2012 and 2013)

(Unaudited)

	Year ended March 31, 2012	Year ended March 31, 2013	U.S. dollars Year ended March 31, 2013
	(millions of yen, millions of US$)
Income Attributable to ORIX Corporation Shareholders from Continuing Operations	81,154	112,116	1,192
Effect of Dilutive Securities -
Convertible Bond	2,364	1,329	14

Income from Continuing Operations for Diluted EPS Computation	83,518	113,445	1,206

	(thousands of shares)
Weighted-Average Shares	1,075,095	1,087,883
Effect of Dilutive Securities -
Convertible Bond	244,104	206,635
Stock options	1,228	1,546

Weighted-average Shares for Diluted EPS Computation	1,320,427	1,296,064

	(yen, US$)
Earnings Per Share for Income Attributable to ORIX Corporation Shareholders from Continuing Operations
Basic	75.49	103.06	1.10
Diluted	63.25	87.53	0.93

(yen, US$)
Shareholders’ Equity Per Share	1,284.15	1,345.63	14.31

Note 1:

In fiscal 2012, the diluted EPS calculation excludes stock options for 9,820 thousand shares, as they were antidilutive.

In fiscal 2013, the diluted EPS calculation excludes stock options for 9,010 thousand shares, as they were antidilutive.

Note 2:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of issued shares has been adjusted retrospectively to reflect the stock split for all periods presented.

Significant Accounting Policies

(Application of New Accounting Standards)

Effective April 1, 2012, the Company and its subsidiaries adopted Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)). This Update modifies the definition of the types of costs relating to the acquisition of new and renewal insurance contracts that can be deferred as deferred policy acquisition costs, and specifies that only certain costs related directly to the successful acquisition of new or renewal insurance contracts should be deferred. In accordance with the amendment in this Update, the advertising cost which does not meet certain capitalization criteria, and the cost relating to unsuccessful contract acquisition should be charged to expense as incurred. The Company and its subsidiaries adopted this Update retrospectively to prior periods financial statements on April 1, 2012. The effect of the retrospective adoption on the financial position at the initial adoption date was a decrease of approximately ¥22 billion in other assets and a decrease of approximately ¥15.4 billion in retained earnings, net of tax, in the consolidated balance sheets. In addition, the effect of the retrospective adoption on financial results for the fiscal year ended March 31, 2012 was a decrease of ¥2,641 million in income from continuing operations and net income attributable to ORIX Corporation Shareholders, respectively. The basic and diluted earnings per share for net income attributable to ORIX Corporation Shareholders for the fiscal year ended March 31, 2012 decreased by ¥2.46 and ¥2.00(*1), respectively.

(*1)	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of issued shares has been adjusted retrospectively to reflect the stock split for all periods presented.

(Subsequent Events)

There are no material subsequent events.

May 9, 2013

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

Fax: +81-3-3435-3154

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2013

TOKYO, Japan – May 9, 2013 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced the resolution regarding the expected dividend amount for the fiscal year ended March 31, 2013. The dividend amount will be formally decided at a meeting of the Board of Directors held on May 23, 2013, after a statutory audit of the financial reports for the fiscal year ended March 31, 2013.

Dividend Details

	Amount Decided	Dividend Paid for the Fiscal Year Ended March 31, 2012
Record Date	March 31, 2013	March 31, 2012
Dividend Per Share	130 yen	90 yen
Total Dividend Amount	15,878 million yen	9,676 million yen
Effective Date	June 4, 2013	June 4, 2012
Source of Dividend	Retained earnings	Retained earnings

Basic Profit Distribution Policy and Reason for Changing Per Share Dividend

ORIX aims to increase shareholder value by utilizing the profits earned from its business activities that were secured primarily as retained earnings, for strengthening its business foundation and investments for growth. At the same time, ORIX will make steady and sustainable distribution of dividends that reflect its business performance.

Regarding share buybacks, ORIX will take into account the adequate level of retained earnings and act flexibly and accordingly by considering the factors such as changes in the economic environment, trend in stock prices, and financial situation.

ORIX believes it has been able to achieve a level of profitability and stability that will allow it to raise dividends to the pre-financial crisis level. Accordingly, the annual dividend will be 130 yen per share, up from 90 yen in the previous fiscal year.

Reference:

Dividend Per Share
Record Date	Interim	Fiscal Year End	Yearly
Current Fiscal Year	—	130 yen	130 yen
Previous Fiscal Year (March 31, 2012)	—	90 yen	90 yen

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 28 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, banking and loan servicing. For more details, please visit our website at: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2011 – March 31, 2012.”

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May 9, 2013

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

Fax: +81-3-3435-3154

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding Candidates for Director

and Member Composition of the Three Committees of ORIX Corporation

TOKYO, Japan – May 9, 2013 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement that the Nominating Committee has decided the candidates for Director. The nominations are scheduled to be finalized at the 50th Annual General Meeting of Shareholders of the Company on June 25, 2013.

The Company announced today that it has decided the composition of the Audit, Nominating and Compensation Committees in a Board of Directors meeting held today. All three Committees are to be formed entirely by outside directors. The nominations are scheduled to be finalized at the Board of Directors meeting after the 50th Annual General Meeting of Shareholders of the Company on June 25, 2013. Candidates for the 13 director positions (including 6 Outside Directors) are as follows:

Yoshihiko Miyauchi	Takeshi Sasaki (Outside Director)
Makoto Inoue	Eiko Tsujiyama (Outside Director)
Haruyuki Urata	Robert Feldman (Outside Director)
Tamio Umaki	Takeshi Niinami (Outside Director)
Kazuo Kojima	Nobuaki Usui (Outside Director)
Yoshiyuki Yamaya	Ryuji Yasuda (Outside Director) – newly nominated –
Katsutoshi Kadowaki – newly nominated –

Details on Candidates for New Director

Katsutoshi Kadowaki (Born September 18, 1954)

Apr. 1977	Joined the Company
Feb. 2004	Tokyo Sales Headquarters
Jan. 2007	Executive Officer
Oct. 2008	Group Executive President, ORIX Rentec Corporation
Jan. 2010	Executive Officer Domestic Sales Administrative Headquarters: Head of District Sales
Jan. 2011	Corporate Senior Vice President Deputy Head, Domestic Sales Administrative Headquarters: Head of District Sales
Sep. 2012	Corporate Executive Vice President Head, Domestic Sales Administrative Headquarters: Head of Tokyo Sales Chairman, ORIX Rentec Corporation Chairman, ORIX Auto Corporation President, NS Lease Co., Ltd.

Details on Candidates for New Outside Director

Ryuji Yasuda (Born April 28, 1946)

Jan. 1979	Joined McKinsey & Company
Jun. 1986	Principal Partner, McKinsey & Company
Jun. 1991	Director, McKinsey & Company
Jul. 1996	Chairman, A. T. Kearney, Asia
Jun. 2003	Chairman, J-Will Partners, Co., Ltd. Outside Director, Daiwa Securities Group Inc.
Apr. 2004	Professor, Graduate School of International Corporate Strategy at Hitotsubashi University
Apr. 2007	Outside Director, Fukuoka Financial Group, Inc.
Jun. 2007	Outside Director, Sony Corporation
Jun. 2009	Outside Director, Yakult Honsha Co., Ltd.

Basis for candidacy for appointment as an Outside Director

Mr. Ryuji Yasuda is a candidate for Outside Director. He served successively as Director of McKinsey & Company and Chairman of A.T. Kearney, Asia, and currently serves as a professor at Graduate School of International Corporate Strategy at Hitotsubashi University. He has a specialized knowledge on corporate strategy acquired through a wide range of past experience, and is independent from the management engaged in the operations. The Company wishes for Mr. Yasuda to use his knowledge and experience to oversee the management.

Details on Candidates for Outside Director

Takeshi Sasaki (Born July 15, 1942)

Apr. 1968	Assistant Professor at the University of Tokyo, School of Law
Nov. 1978	Professor at the University of Tokyo, School of Law
Apr. 1991	Professor at the University of Tokyo Graduate Schools for Law and Politics
Apr. 1998	Dean of the University of Tokyo Graduate Schools for Law and Politics and School of Law
Apr. 2001	President of the University of Tokyo
Apr. 2005	Professor at Gakushuin University, Faculty of Law, Department of Politics
Jun. 2006	Outside Director of East Japan Railway Co., Outside Director of ORIX

Basis for candidacy for appointment as an Outside Director

Mr. Takeshi Sasaki is a candidate for Outside Director. He served successively as the President of the University of Tokyo and the President of the Japan Association of National Universities (currently, incorporated). He has a wealth of experience in university reform, is knowledgeable in a wide range of issues in politics and society in general that affect the company’s management, and is independent from the management engaged in the operations. As Chairman of the Nominating Committee, he has actively expressed his opinions and made proposals, leading discussions and deliberations on members of the Board of Directors and executive officers suitable for the Company’s business operations. The Company wishes for Mr. Sasaki to use his knowledge and experience to oversee the management.

Eiko Tsujiyama (Born December 11, 1947)

Aug. 1980	Assistant Professor, Ibaraki University’s School of Humanities
Jan. 1982	Visiting Fellow, Columbia Business School
Apr. 1985	Assistant Professor, Musashi University’s School of Economics
Apr. 1991	Professor, Musashi University’s School of Economics
Sep. 1993	Visiting Fellow, University of Cambridge
Apr. 1996	Dean, Musashi University’s School of Economics
Apr. 2003	Professor, Waseda University’s School of Commerce and the Graduate School of Commerce
Apr. 2008	Outside Auditor, Mitsubishi Corporation
Jun. 2010	Outside Director of ORIX
Oct. 2010	Dean, Waseda University’s Graduate School of Commerce
May. 2011	Outside Auditor, Lawson, Inc
Jun. 2011	Outside Auditor, NTT DOCOMO, INC
Jun. 2012	Outside Auditor, Shiseido Company, Limited

Basis for candidacy for appointment as an Outside Director

Ms. Eiko Tsujiyama is a candidate for Outside Director. She serves as a professor of Waseda University’s School of Commerce and Dean and professor of Waseda University’s Graduate School of Commerce, has served on government and institutional finance and accounting councils both in Japan and overseas, has extensive knowledge as a professional accountant, and is independent from the management engaged in the operations. As Chairman of the Audit Committee, she receives periodic reports from the Company’s internal audit unit, and has actively expressed her opinions and made proposals, while leading discussions on the effectiveness of the Company’s internal control system. The Company wishes for Ms. Tsujiyama to use her knowledge and experience to oversee the management.

Robert Feldman (Born June 12, 1953)

Jul, 1973	Joined Nomura Research Institute, Ltd., Intern
Jul, 1981	Visiting Scholar, Bank of Japan
Oct, 1983	Economist, International Monetary Fund
Apr, 1990	The chief economist, Salomon Brothers Inc. (currently Citigroup Global Markets Japan Inc.)
Feb, 1998	Joined Morgan Stanley Securities, Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.) as Managing Director and Chief Economist Japan
Apr. 2003	Managing Director, Co-Director of Japan Research and Chief Economist, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
Dec. 2007	Managing Director and Head of Japan Economic Research, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
Jun. 2010	Outside Director of ORIX
Jul. 2012	Managing Director, Chief Economist and Head of Fixed Income Research, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)

Basis for candidacy for appointment as an Outside Director

Mr. Robert Feldman is a candidate for Outside Director. He currently serves as Managing Director head of Japan Economic Research at Morgan Stanley, and as an economist, has a deep understanding of the environment and events of business management both in Japan and overseas, and is independent from the management engaged in the operations. He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting and Nominating Committee, pointing to important matters regarding company management, from a global perspective based on his wide-ranging experience and knowledge. The Company wishes for Mr. Feldman to use his knowledge and experience to oversee the management.

Takeshi Niinami (Born January 30, 1959)

Apr. 1981	Joined Mitsubishi Corporation
Jun. 1995	President of Sodex Corporation (currently LEOC Co., Ltd.)
Apr. 2001	Unit Manager of Lawson Business and Mitsubishi’s Dining Logistical Planning team, Consumer Industry division, Mitsubishi Corporation
May. 2002 Mar. 2005	President and Executive Officer, Lawson, Inc President and CEO, Lawson, Inc
Apr. 2006 Jun. 2010	Outside Director, ACCESS, Co, Ltd. Outside-Director of ORIX

Basis for candidacy for appointment as an Outside Director

Mr. Takeshi Niinami is a candidate for Outside Director. He currently serves as President and CEO of Lawson, Inc., has broad knowledge of corporate management, and is independent from the management engaged in the operations. He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Nominating Committee, and Compensation Committee, pointing to important matters regarding company management by using his managerial decision making skills based on his wide-ranging experience and knowledge. The Company wishes for Mr. Niinami to use his knowledge and experience to oversee the management.

Nobuaki Usui (Born January 1, 1941)

April 1965	Entered Finance Ministry (currently Ministry of Finance)
May. 1995	Director-General of the Tax Bureau, Ministry of Finance
Jan. 1998	Commissioner, National Tax Agency
Jul. 1999	Administrative Vice Minister, Ministry of Finance
Jan. 2003	Governor & CEO, National Life Finance Corporation (currently Japan Finance Corporation)
Jun. 2011	Advisor, The Japan Research Institute, Limited Outside Auditor, KONAMI CORPORATION

Basis for candidacy for appointment as an Outside Director

Mr. Nobuaki Usui is a candidate for Outside Director. He served successively as the Administrative Vice Minister of Ministry of Finance and the Governor & CEO of National Life Finance Corporation. He has a wealth of knowledge and experience as a finance and tax expert, and is independent from the management engaged in the operations. He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Nominating Committee and Audit Committee, pointing to important matters regarding company management, based on his wide-ranging experience and knowledge in finance and tax. The Company wishes for Mr. Usui to use his knowledge and experience to oversee the management.

Nominating Committees

5 Members (Outside Directors: 5)

Chairman: Takeshi Sasaki

Members: Robert Feldman, Takeshi Niinami, Nobuaki Usui and Ryuji Yasuda (newly nominated)

Audit Committee

4 Members (Outside Directors: 4)

Chairman: Eiko Tsujiyama

Members: Takeshi Sasaki, Nobuaki Usui and Ryuji Yasuda (newly nominated)

Compensation Committee

5 Members (Outside Directors: 5)

Chairman: Robert Feldman

Members: Takeshi Sasaki, Eiko Tsujiyama, Takeshi Niinami and Ryuji Yasuda (newly nominated)

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 28 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, banking and loan servicing. For more details, please visit our website at: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2011 – March 31, 2012.”

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May 9, 2013

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

Fax: +81-3-3435-3154

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding Management Changes

TOKYO, Japan – May 9, 2013 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding management changes.

New Position	Present Position	Name
Changes Effective as of June 25, 2013
Director, Deputy President, Chief Information Officer, Head of Human Resources and Corporate Administration Headquarters	Director, Corporate Executive Vice President, Chief Information Officer, Head of Human Resources and Corporate Administration Headquarters	Tamio Umaki

Director, Corporate Executive Vice President Head of Domestic Sales Administrative Headquarters: Head of Tokyo Sales President, NS Lease Co., Ltd.	Corporate Executive Vice President Head of Domestic Sales Administrative Headquarters: Head of Tokyo Sales President, NS Lease Co., Ltd.	Katsutoshi Kadowaki

Outside Director	—	Ryuji Yasuda

Vice Chairman Group Kansai Representative Chairman, ORIX Real Estate Corporation	Director, Vice Chairman Responsible for Group Corporate Sales Group Kansai Representative Chairman, ORIX Real Estate Corporation	Hiroaki Nishina

Retire	Outside Director	Hirotaka Takeuchi

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 28 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, banking and loan servicing. For more details, please visit our website at: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2011 – March 31, 2012.”

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